UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on October 28, 2024, Lilium GmbH and Lilium eAircraft GmbH, the principal operating wholly-owned German subsidiaries (the “Subsidiaries”) of Lilium N.V. (the “Company” or “Lilium”) (together with the Subsidiaries, the “Companies”), filed for insolvency under German law and applied for self-administration proceedings in Germany, which the court approved. The court opened preliminary insolvency proceedings which are on-going. On November 6, 2024, the Company filed a motion for opening of regular insolvency proceedings with the competent insolvency court in Germany and on November 8, 2024, the court appointed a preliminary insolvency administrator especially to maintain and secure the assets of the Company and continue the business operations of the Company. During these insolvency proceedings, the Companies are currently in the process of seeking investors for one or more potential transactions, including financing, and conducting a process to sell their assets and/or business. There can be no assurance that the Subsidiaries or the Company will be successful in raising financing or selling their assets and/or business. The Company does not presently expect that there will be any proceeds for the Company or its shareholders as a result of any such activities. Additional information and background on the Companies’ applications for these proceedings may be found in Lilium N.V.’s Form 6-Ks filed with the U.S Securities and Exchange Commission (the “SEC”) on October 24, 2024, October 28, 2024, October 29, 2024, November 4, 2024, November 6, 2024, and November 12, 2024.

On December 5, 2024, Lilium GmbH published a press release announcing certain updates on Lilium GmbH’s business. Lilium GmbH also reported that the KPMG-led M&A process continues.

In addition, Lilium GmbH has signed a binding sales agreement with The Ambitious Group for 8 Lilium Jets, with an option for 6 additional aircraft. This binding sales agreement follows the initial letter of intent between The Ambitious Group and Lilium GmbH signed in March 2024. Implementation of the order is subject to Lilium GmbH’s successful return to solvency. In conjunction with the start of Lilium GmbH’s preliminary insolvency proceedings, Benelux-based business jet operator ASL Group BV (“ASL Group”) cancelled the delivery slot reservation agreement, dated May 23, 2023, as amended on November 22, 2023, between Lilium GmbH and ASL Group for the delivery of six Lilium Pioneer Edition Jets pursuant to the terms of such agreement. The two parties intend to reengage following a successful conclusion of Lilium GmbH’s financial restructuring.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

In connection with the Subsidiaries’ insolvency proceedings, certain subsidiaries of Lilium GmbH (the “GmbH Subsidiaries”) are currently in the process of winding up.

Incorporation by Reference

The contents on this Form 6-K (other than Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, the Companies proposed business and business model, the current and expected continuation of work towards program milestones (including assembly of the first Lilium Jets and first manned flight), statements regarding Lilium GmbH’s agreement with The Ambitious Group for the purchase of 8 Lilium Jets, with an option for the customer to purchase an additional 6 Lilium Jets, the Company’s expectations regarding the winding up of the GmbH Subsidiaries, and a sale of the business and assets of the Companies and the entering into any financings. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management's current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include (but are not limited to) risks that the Subsidiaries will not successfully emerge from the self-administration proceedings, the M&A process will not be successful and the financing for the business’ future operations will not be obtained, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release dated December 5, 2024